As Filed with the Securities
and Exchange Commission
on December 18, 2002
Contains Confidential Information
Filed pursuant to a request for
Confidential Treatment

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended September 30, 2002

Pepco Holdings, Inc.
Conectiv
Conectiv Energy Holding Company
ACE REIT, Inc.
(Name of Registered Holding Companies)

701 Ninth Street, N.W.
Washington, DC 20068
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3 may
be directed to:

Anthony J. Kamerick
Vice President and Treasurer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, DC 20068
(202) 872-2056

Pepco Holdings, Inc.
FORM U-9C-3
For the Quarter Ended September 30, 2002

Table of Contents

Item 1. - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	State of Organization	Date of Organization	% of Voting Securities Held
Pepco Holdings, Inc.				
Potomac Electric Power Company				
Microcell Corporation	Energy related	NC	1/3/00	5
Pepco Energy Services, Inc.	Energy related	DE	3/7/95	100
Trigen-Pepco Energy Services, LLC	Energy related	DC	12/15/00	50
Viron/Pepco Services Partnership	Energy related	DE	9/30/99	50
PES Landfill Gas Corporation	Energy related	DE	5/31/02	100
Fauquier Landfill Gas, LLC	Energy related	DE	4/23/99	75
Pepco Building Services, Inc.	Energy related	DE	12/7/98	100
MET Electrical Testing Company, Inc	Energy related	DE	12/7/98	100
Substation Test Company, Inc.	Energy related	DE	5/18/00	100
Seaboard Mechanical Services, Inc.	Energy related	DE	6/27/01	100
Engineered Services, Inc.	Energy related	DE	11/27/00	100
Unitemp, Inc.	Energy related	DE	5/31/01	100
G&L Mechanical Services, Inc.	Energy related	DE	12/5/00	100
Conectiv				
Conectiv Energy Holding Company				
Conectiv Energy Supply, Inc.	Energy related	DE	7/3/75	100
Conectiv Operating Services Company	Energy related	DE	5/8/87	100
Atlantic Generation, Inc.	Energy related	DE	10/9/86	100
Vineland Limited, Inc.	Energy related	DE	8/24/90	100
Vineland Cogen. Limited Partnership	Energy related	DE	9/27/90	50
Vineland General, Inc.	Energy related	DE	8/24/90	100
Pedrick Gen., Inc.	Energy related	DE	7/28/89	100
Binghamton Limited, Inc.	Energy related	DE	5/2/90	100
Binghamton General, Inc.	Energy related	DE	5/2/90	100
Conectiv Solutions LLC				
Conectiv Services, Inc.				
Conectiv Thermal Systems, Inc.	Energy related	DE	5/5/94	100
ATS Operating Services, Inc.	Energy related	DE	3/31/95	100
Atlantic Jersey Thermal Systems, Inc	Energy related	DE	5/10/94	100
Thermal Energy L.P. I	Energy related	DE		100
ATE Investment, Inc.				
King Street Assurance Ltd.				
Enertech Capital Partners, LP	Energy related	DE	8/9/96	94
Enertech Capital Partners II, LP	Energy related	DE	4/14/00	10
Conectiv Properties and Investments, Inc.				
DCTC-Burney, Inc.	Energy related	DE	6/26/87	100
Forest Products, L.P.	Energy related	DE	10/5/89	1
Burney Forest Products	Energy related	CA		
Tech Leaders II, L.P.	Energy related	DE	10/28/94	2.6

1

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

ISSUANCES AND RENEWALS OF SECURITIES

Company Issuing Security	Company To Whom Security Was Issued	Type of Security Issued	Issue or Renewal	Amount of Securities During Period($)	Interest Rate (%)	Cumulative Amount of Securities ($)
PHI Service Company, Agent	Atlantic Generation, Inc.	Money Pool Advance	Issue	*	*	*
PHI Service Company, Agent	Conectiv Thermal Systems, Inc.	Money Pool Advance	Issue	*	*	*
PHI Service Company, Agent	Pepco Energy Services, Inc.	Money Pool Advance	Issue	*	*	*

Note: PHI Service Company serves as agent for the PHI System Money Pool.

CAPITAL CONTRIBUTIONS:

Company Contributing Capital	Company Receiving Capital	Amount During Period ($)	Cumulative Amount($)
Conectiv	Enertech Capital Partners, LP	*	*
Conectiv	Enertech Capital Partners II, LP	*	*
Conectiv	Enerval	*	*
Pepco Energy Services, Inc.	Trigen-Pepco Energy Services, LLC	*	*
Pepco Energy Services, Inc.	Viron/Pepco Services Partnership	*	*
Pepco Energy Services, Inc.	Pepco Building Services, Inc.	*	*

Note: Enerval is no longer an active company.

* Confidential Treatment Requested

Item 3. – ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
Conectiv Operating Services Company	Conectiv Thermal Systems , Inc.	Operating and Maintenance Services	*		*
ATS Operating Services, Inc.	Conectiv Operating Services Company	Labor	*		*
Conectiv Operating Services Company	Conectiv Bethlehem LLC	Operating and Maintenance Services	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Power and Capacity	*		*
Conectiv Energy Supply, Inc.	Conectiv Thermal Systems , Inc.	Gas	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Power	*		*
Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.	Gas	*		*
Pepco Energy Services, Inc.	Conectiv Energy Supply, Inc.	Gas	*		*
Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.	Power	*		*
Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.	Capacity	*		*
Potomac Power Resources, Inc.	Pepco Energy Services, Inc.	Capacity and Energy	*		*
Potomac Power Resources, Inc.	Pepco Energy Services, Inc.	Asset Management	*		*
Conectiv Energy Supply, Inc.	Potomac Power Resources, Inc.	Generation Asset Dispatch Services	*		*
Substation Test Company, Inc.	W.A. Chester	Maintenance	*		*

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
MET Electrical Testing Company, Inc.	W.A. Chester	Maintenance	*		*
MET Electrical Testing Company, Inc.	Conectiv Energy Supply, Inc.	Maintenance	*		*
G&L Mechanical Services, Inc.	Pepco Energy Services, Inc.	Maintenance	*		*

* Confidential Treatment Requested

Part II - Transactions performed by associate companies on behalf of reporting companies.

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
Conectiv Delmarva Generation, Inc.	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Conectiv Atlantic Generation, L.L.C.	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Delmarva Power & Light Company	Conectiv Energy Supply, Inc.	PJM Expenses	*		*
Potomac Electric Power Company	Conectiv Energy Supply, Inc.	Capacity	*		*
Potomac Electric Power Company	Pepco Energy Services, Inc.	Inventory Management	*		*

Note: PHI Service Company, the service company for the PHI System, provides services to various reporting companies. Such information is reported on the annual Form U-13-60.

* Confidential Treatment Requested

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in millions):

Total consolidated capitalization as of September 30, 2002	$9,331.9	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	1,399.8	Line 2
Greater of $50 million or line 2	$1,399.8	Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)

Energy-related business Category - Rule 58(b)(1)(i)	$*
Energy-related business Category - Rule 58(b)(1)(ii)	*
Energy-related business Category - Rule 58(b)(1)(iv)	*
Energy-related business Category - Rule 58(b)(1)(v)	*
Energy-related business Category - Rule 58(b)(1)(vi)	*
Energy-related business Category - Rule 58(b)(1)(vii)	*
Energy-related business Category - Rule 58(b)(1)(viii)	*

Total current aggregate investment	$*	Line 4
Difference between the greater of $50 million or 15% of Capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$*	Line 5

*Confidential Treatment Requested

Investments in gas-related companies:

NONE

Item 5. - OTHER INVESTMENTS

Prior to the registration of Pepco Holdings, Inc. as a registered holding company on August 1, 2002, Potomac Electric Power Company and its subsidiaries had investments of approximately $130.7 million in "energy-related companies." Such amount is excluded from the calculations in Item 4 above.

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements:

FS-1   Financial statements of Pepco Holdings, Inc. (incorporated by reference to the filing by Pepco Holdings, Inc. on Form 10-Q for the period ended September 30, 2002)

FS-2   Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-Q for the period ended September 30, 2002)

FS-3   Financial statements of Pepco Energy Services, Inc. and Subsidiaries (confidential treatment requested)

FS-4   Financial statements of Conectiv Energy Supply, Inc. and Subsidiary (confidential treatment requested)

FS-5   Financial statements of Atlantic Generation, Inc. and Subsidiaries (confidential treatment requested)

FS-6   Financial statements of Conectiv Thermal Systems, Inc. and Subsidiaries (confidential treatment requested)

FS-7   Financial statements of DCTC-Burney, Inc. (confidential treatment requested)

B.   Exhibits:

B-2.   Certificate of Conectiv

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC.

By: <u>Anthony J. Kamerick</u>
Anthony J. Kamerick
Vice President and Treasurer

December 18, 2002

Certificate

I hereby certify that the Form U-9C-3 for Conectiv for the previous quarter has been provided to the state commissions listed below:

Delaware Public Service Commission
861 Silver Lake Boulevard
Cannon Building, Suite 100
Dover, DE 19904

Maryland Public Service Commission
6 St. Paul Centre, 16th Floor
Baltimore, MD 21202

Virginia State Corporation Commission
1300 E. Main Street
Tyler Building
Richmond, VA 23219

New Jersey Board of Public Utilities
Two Gateway Center
Newark, NJ 07102

CONECTIV

By: Anthony J. Kamerick
Anthony J. Kamerick
Vice President and Treasurer

Date: December 18, 2002